February 13, 2025

Naveen Chopra
Chief Financial Officer
Paramount Global
1515 Broadway
New York, New York 10036

       Re: Paramount Global
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-Q for the Nine Months Ended September 30, 2024
           File No. 001-09553
Dear Naveen Chopra:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology